UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ProLink Holdings, Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

74340T100

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]     Rule 13d-1(b)
[   ]     Rule 13d-1(c)
 [   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

Page 2 of 5 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

PEQUOT CAPITAL MANAGEMENT, INC.

06-1524885

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]
3	SEC Use Only

4	Citizenship or Place of Organization

CONNECTICUT

	5	Sole Voting Power
Number of Shares		740,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 740,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

740,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

1.5%

12	Type of Reporting Person (See Instructions)
IA, CO

Page 3 of 5 Pages

Item	1(a)	Name of Issuer: ProLink Holdings, Corp. (the "Issuer").

1(b)	Address of the Issuer's Principal Executive Offices:
410 South Benson Lane, Chandler, Arizona 85224

Item	2(a) – (c)	Name, Principal Business Address, and Citizenship of Person Filing:
Pequot Capital Management, Inc.
500 Nyala Farm Road, Westport, CT, 06880

which is a Connecticut corporation.

2(d)	Title of Class of Securities: Common Stock, $0.0001 par value

2(e)	CUSIP Number: 74340T100

Item	3.	This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).

Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item	4.	Ownership:

Ownership as of December 31, 2008 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of the Reporting Person.

The number of shares reported in items (5) – (9) and (11) consists of 740,000 shares of common stock underlying warrants held for the accounts of the Reporting Person’s clients

Item	5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item	6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item	8.	Identification and Classification of Members of the Group:

Not applicable.

Item	9.	Notice of Dissolution of Group:

Not applicable.

Page 4 of 5 Pages

Item	10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009	PEQUOT CAPITAL MANAGEMENT, INC.
By:	/s/ Aryeh Davis
Name:	Aryeh Davis
Title:	Chief Operating Officer, General Counsel and Secretary